UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Energy Services of America Corporation
(Name of Subject Company (Issuer)

Energy Services of America Corporation
Name of Filing Person (Issuer))

Warrants to purchase Shares of Common Stock
(Title of Class of Securities)

29271Q 10 3
(CUSIP Number of Shares Underlying Warrants)

Marshall T. Reynolds	Copies of all correspondence to:
Chairman of the Board	Alan Schick, Esq.
Energy Services of America Corporation	Luse Gorman Pomerenk & Schick, P.C.
2450 First Avenue	5335 Wisconsin Avenue, N.W., Suite 780
Huntington, West Virginia 25703	Washington, DC 20015
(304) 528-2791	(202) 274-2000
(304) 528-2762 Facsimile	(202) 362-2902 Facsimile
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation* $8,047,231.00	Amount of filing fee $934.28

*
Estimated for purposes of calculating the amount of the filing fee only. Energy Services of America Corporation (the “Company”) is offering holders of 20,276,923 of the Company’s warrants (the “Warrants”), which consist of (i) 17,200,000 warrants initially issued in the Company’s initial public offering, and (ii) 3,076,923 warrants initially issued to certain of the Company’s founding shareholders in a private placement that closed immediately prior to its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight and one-half (8½) Warrants in exchange for one (1) Share.  In addition, there are 900,000 warrants (the “UPO Warrants”) underlying an option to purchase units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-1l(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on May 24, 2011, which was $0.38.

☒
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$934.28	Filing Party:	Energy Services of America Corporation

Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐            third-party tender offer subject to Rule 14d-1
☒            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as previously and hereby amended, the “Schedule TO”) originally filed with the SEC on June 1, 2011, by Energy Services of America Corporation, a Delaware corporation (the “Company”) amends and supplements the Schedule TO, the Offer Letter, dated June 1, 2011, and the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(B), respectively, to the Schedule TO (together, as amended, and with any subsequent amendments or supplements thereto, the “Offer Letter”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”), which would entitle the holders to purchase an aggregate of 20,276,923 shares of the Company, par value $0.0001 per share (the “Shares”), on the following terms: holders of Warrants will receive one (1) Share in exchange for every eight and one-half (8½) Warrants tendered by the holders thereof.  As a condition to closing, the Unit Purchase Option (see below) may not be exercised during the Offer Period.  In the event that the Unit Purchase Option is exercised during the Offer Period, the Company intends to waive this condition and amend the Schedule TO and the Offer Letter to (i) extend the Offer to the holders of an additional 900,000 UPO Warrants (see below); (ii) revise the terms of the Offer such that holders of Warrants will receive one (1) Share in exchange for every nine (9) Warrants tendered, and (iii) extend the Offer Period by at least ten (10) business days from the date that the amended Schedule TO is filed with the SEC.  The exercise price of the Unit Purchase Option is $7.50 per Unit.  The maximum number of Shares that will be issued in connection with the Offer is 2,385,520.  The Offer is subject to the terms and conditions set forth in the Offer Letter. The Warrants consist of (i) publicly traded warrants to purchase an aggregate of 17,200,000 Shares that were part of Units issued in the Company’s initial public offering (the “Public Warrants”), and (ii) warrants to purchase an aggregate of 3,076,923 Shares that were issued in a private placement that closed simultaneously with the initial public offering (the “Private Warrants”).  In addition, there are 900,000 warrants (the “UPO Warrants”) that underlie an option to purchase Units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised.  The ratio of the exchange was selected by the Company in recognition of the significance of the sale of the Units in the initial public offering (which included the Public Warrants) and the Private Warrants to the success of the Company, and in order to provide the holders of the Warrants with an incentive to exchange the Warrants.  Pursuant to a registration statement on Form S-3 (SEC File No. 333-172314), the Warrants and the Shares underlying the Warrants were registered for sale by the Company (and, in the case of 3,076,923 Private Warrants and 3,076,923 Shares underlying the Private Warrants, were registered for sale by the selling shareholders set forth in the registration statement).  The registration statement also registered the 450,000 Units underlying the Unit Purchase Option (the “UPO Units”) and 450,000 Shares underlying the UPO Warrants.

Item 11.  Additional Information.

Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:

“In accordance with the Offer Letter, on July 15, 2011, the Company extended the Offer until 5:00 p.m. Eastern time on Friday, August 19, 2011, unless further extended.  The full text of the press release issued by the Company on June 30, 2011 announcing the extension is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated by reference into the Schedule TO.”

Accordingly, all references to the Expiration Date in the Offer Letter are hereby amended to be references to “5:00 p.m., Eastern time on August 19, 2011.”

Item 1 of the Schedule TO is amended and supplemented to include the following:

The penultimate sentence of the third paragraph of the Offer Letter is deleted and replaced with the following:

“The Company is permitted under the terms of the Warrants to lower the exercise price below $5.000 ($6.25 for the UPO Warrants) or to extend the expiration date of the Warrants beyond the current expiration date of August 29, 2011.  The Company does not intend to reduce the exercise price, but the Company may determine to extend the expiration date of the Warrants.”

The last paragraph of the section captioned “Summary—The Warrants” is deleted and replaced with the following:

“The Company does not intend to lower the exercise price of the Warrants, and the Warrants have not traded at a price that would permit the Company to redeem the Warrants.  The Company may determine to extend the expiration date of the Warrants.”

Item 4 of the Schedule TO is amended and supplemented to include the following:

The last sentence of the second paragraph of the section captioned “The Offer—1. General Terms” is deleted and replaced with the following:

“The Company does not intend to lower the exercise price of the Warrants, and the Warrants have not traded at a price that would permit the Company to redeem the Warrants.  The Company may determine to extend the expiration date of the Warrants.”

The ownership table and sentence immediately following it in the section captioned “The Offer—5. Background and Purpose of the Offer—E. Interests of Officers and Directors” is deleted and replaced with the following in order to correct an inaccuracy in the number of warrants held by directors and officers:

Name	Position	Number of Warrants Owned	Percentage of Warrants (UPO Not Exercised)	Percentage of Warrants (UPO Exercised)
Edsel R. Burns	Chief Executive Officer	76,924	0.40%	0.36%
Larry A. Blount	Chief Financial Officer, Treasurer and Secretary	–	–	–
Marshall T. Reynolds	Chairman of the Board	3,342,303	16.48%	15.78%
Jack R. Reynolds	Director	76,924	0.40%	0.36%
Neal W. Scaggs	Director	76,924	0.40%	0.36%
Joseph L. Williams	Director	76,924	0.40%	0.36%
Richard M. Adams, Jr.	Director	–	–	–
Keith F. Molihan	Director	–	–	–
Douglas V. Reynolds	Director	76,924	0.40%	0.36%
Eric Dosch	Director	–	–	–
Nester S. Logan	Director	498,200	2.46%	2.35%
Samuel G. Kapourales	Director	700,687	3.46%	3.31%
James Shafer	Director	–	–	–
Total		4,925,810	24.29%	23.26%

Our directors and officers collectively own 4,925,810 Warrants, representing 24.29% of the outstanding Warrants (or 23.26% of outstanding Warrants in the event that the Unit Purchase Option is exercised during the tender offer period), and, to our knowledge, intend to participate in the Offer.”

The fifth paragraph of the section captioned “The Offer—10.  Extensions; Amendments; Conditions; Termination” is deleted and replaced with the following:

“We may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date.  In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on August 29, 2011 or on such other date to which the Company extends the expiration of the Warrants, and will otherwise remain subject to their original terms.”

Item 11 of the Schedule TO is amended and supplemented to include the following:

“(a)           Agreements, Regulatory Requirements and Legal Proceedings.

On July 13, 2011, the staff of NYSE—AMEX notified the Company that the staff has interpreted its rules to conclude that the issuance of shares of common stock in exchange for Warrants held by officers, directors and employees of the Company would be deemed to be equity compensation.  Based on the staff’s interpretation, the issuance of shares of common stock to officers and directors of the Company in connection with the exchange offer would require the consent of the Company’s stockholders pursuant to the NYSE—AMEX listing rules.  The Company is currently considering its options before deciding on a course of action.”

2

The last sentence of the section captioned “The Offer—12.  Risk Factors; Forward-Looking Statements—We will not issue fractional Shares or fractional Warrants.  We will not pay cash in lieu of fractional Shares or in lieu of Warrants that do not result in the issuance of a Share” is deleted and replaced with the following:

“Any Warrants that you hold after the exchange is effected will expire in accordance with their terms on August 29, 2011 or on such other date to which the Company extends the expiration of the Warrants.”

The first sentence of the section captioned “The Offer—12.  Risk Factors; Forward-Looking Statements—Certain executive officers and members of our Board of Directors are subject to conflicts of interest with respect to the Offer” is deleted and replaced with the following:

“Certain executive officers and members of our Board of Directors, which unanimously approved this transaction, collectively own 4,925,810 Warrants, which represents approximately 24.29% of the outstanding Warrants.”

Item 12. Exhibits.

Exhibit Number	Description
(a) (5) (G)	Press Release dated July 15, 2011.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Edsel R. Burns
Name: Edsel R. Burns
Title: Chief Executive Officer

Date: July 15, 2011

4

INDEX TO EXHIBITS

Exhibit Number	Description
(a) (5) (G)	Press Release dated July 15, 2011.